UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 22, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: August 22, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated August 22, 2007

Exhibit 1

New Interim CEO for Elbit Systems Of America

Haifa, Israel, August 22, 2007 — Elbit Systems Ltd. (the “Company”) (NASDAQ:ESLT) reported with sadness the sudden passing of Robert (Bob) T. Elrod, the President and CEO of Elbit Systems of America, LLC (“ESA”). The Company expressed its appreciation for the significant contributions of Mr. Elrod during his tenure at ESA. The Board of Directors of ESA has appointed its Chairman, Joseph A. Parini, to serve as ESA’s interim President and CEO until the process of retaining a permanent President and CEO is completed.

About Elbit Systems of America, LLC

Elbit Systems of America, LLC and its subsidiaries (“ESA”) are leading providers of high performance products and sub-system solutions focusing on the defense, homeland security and commercial aviation markets. With facilities in New Hampshire, Texas, Alabama, Georgia, Virginia and California, ESA is dedicated to supporting those who contribute daily to the protection and safety of the United States. ESA is wholly owned by Elbit Systems Ltd. Additional news and information about ESA is available at www.elbitsystemsofamerica.com.

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd.
Tel: +972-4-8316663
Fax: +972-4-8316944
E-mail: gspr@elbit.co.il
            daliarosen@elbit.co.il
IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-0246 Fax: + 972-3-6074711 E-mail: info@gkir.com